Exhibit 99.15

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 963 168 812.50

Registered in Nanterre

RCS 542 051 180

www.total.com

Total Publishes the Full List of its Consolidated Entities

Paris, March 4, 2015 - Total has disclosed the full list of its 903 consolidated entities. The list, which is available online at total.com, will be included in Total’s 2014 Registration Document. It replaces the list of the main Group entities presented in prior years.

“For a Group as large as Total, which operates in 130 countries, it is quite natural to have numerous entities around the world. Their diversity reflects the variety of our operations. We felt it would be useful to give everyone access to a full list of our entities, with their country of incorporation and country of operation, to ensure that there were no misunderstandings due to partial disclosure,” explained Patrick Pouyanné, Chief Executive Officer.

This move gives Total an opportunity to confirm its existing commitments. The Group no longer opens entities in countries considered to be tax havens and it is withdrawing entities from such countries whenever possible. Already, 14 entities have been withdrawn since 2012. However, the Group notes that it is not possible to close all the entities for operational or legal reasons, notably in cases where Total is not the deciding shareholder. Total is working on withdrawing, by the end of 2016, nine of the 19 entities still concerned as of December 31, 2014.

The Group will continue to promote transparency through its involvement in the Extractive Industries Transparency Initiative (EITI), of which it is a founding member.

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator. We are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible, and our 100,000 employees play an active role in helping us achieve this mission. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. www.total.com